

AUGUST 11, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2022 SECOND QUARTER RESULTS

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2022 (all figures in U.S. dollars).

SECOND QUARTER HIGHLIGHTS

- **Record attributable gold equivalent ounces[1]** of 19,276 ounces (Q2 2021—18,004 ounces);

- **Record revenue** of $36.0 million (Q2 2021—$26.4 million);

- **Cash flows from operating activities, excluding changes in non-cash working capital[1]** of $21.9 million (Q2 2021—$17.6 million);

- **Average cash cost per attributable gold equivalent ounce[1]** of $273 resulting in cash operating margins[1] of $1,593 per ounce (Q2 2021—$227 per ounce and $1,569 per ounce respectively);

- **Record net income** of $39.7 million (Q2 2021—$8.6 million); and

- **Transformative transactions:**

  o **Horizon Copper and Hod Maden Gold Stream**: In July 2022, the Company signed an agreement with Royalty North Partners Ltd. (to be renamed Horizon Copper) to spin out several assets and retain gold and silver streams, including a flagship gold stream on Hod Maden (the "Hod Maden Gold Stream"), along with a portion of debt and equity interest in Horizon.

These transactions further reposition Sandstorm as a pure-play precious metals royalty and streaming company. On closing, Horizon Copper will hold a portfolio of high-quality cash-flowing and development stage copper assets with the size and scale required to grow the company and strengthen the strategic partnership opportunities with Sandstorm.

- **BaseCore Royalty Package:** In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP for $425 million in cash and approximately 13.5 million common shares of Sandstorm. The royalty package includes exposure to high quality, long-life assets of which three are on currently producing interests.

- **Nomad Royalty Acquisition:** In August 2022, the shareholders of both the Company and Nomad Royalty Company Ltd. ("Nomad") approved the previously announced agreement whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad (the "Nomad Acquisition"). Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad Acquisition, Sandstorm adds several high-quality and low-cost assets. With several assets in active development, Nomad's portfolio adds meaningful increases to Sandstorm's production in both the near and long-term. The Nomad Acquisition is subject to certain customary conditions and expected to close in August 2022.

- **Unlocking value through creation of Sandbox Royalties:** In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox Royalties Corp. ("Sandbox") for $65 million comprising common shares of Sandbox, cash, and a convertible promissory note. With the creation of Sandbox, a diversified royalty company, Sandstorm expects to surface value of certain royalties that it believes are not receiving their warranted value within Sandstorm's existing portfolio.

OUTLOOK

Based on the Company's existing royalties and contingent on the completion of the Nomad Acquisition, attributable gold equivalent ounces for 2022 is forecast to be between 80,000 and 85,000 ounces. Subject to the conversion of the Hod Maden interest into a gold stream and the closing of the Nomad Acquisition, the Company is forecasting attributable gold equivalent production to be 155,000 ounces in 2025.

FINANCIAL RESULTS

During the three months ended June 30, 2022, the Company realized record revenue of $36.0 million compared with $26.4 million for the comparable period in 2021. The increase is attributable to a 7% increase in attributable gold equivalent ounces sold as well as a 4% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by an increase in revenue attributable to the Mercedes mine which commenced making deliveries in April 2022, and an increase in revenue attributable to the Chapada copper stream due to an increase in the average realized selling price of copper and an increase in the number of copper pounds sold. Additionally, there was an increase in revenue attributable to the Vale Royalties, which were purchased in June 2021, and an increase in revenue attributable to the Vatukoula God Stream, which commenced making deliveries in December 2021.

Net income was higher during the second quarter of 2022 when compared to the same period in 2021. The increase is attributable to the increase in revenue (as described above) as well as a $22.9 million gain on the disposal of a portfolio of royalties to Sandbox for consideration of common shares of Sandbox, cash, and a convertible promissory note. Additionally, the increase in net income was attributable to a $12.5 million gain resulting from the sale of the Company's equity interest in Entrée Resources to Horizon Copper. The year-over-year increase in net income was partially offset by an increase in depletion largely due to an increase in attributable gold ounces sold, a decrease in the gains recognized on the revaluation of the Company's investments, and certain items that were recognized during the three months ended June 30, 2021 that did not occur during the three months ended June 30, 2022, including the recognition of a $5.9 million gain on the revaluation of the Company's financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the second quarter of 2022, approximately 16% were attributable to mines located in Canada, 23% from the rest of North America, 49% from South America, and 12% from other countries.

	Revenue (in Millions)	Gold Equivalent Ounces
Canada	$5.8	3,109
North America excl. Canada	$8.1	4,361
South America	$17.6	9,410
Other	$4.5	2,395
Total	**$36.0**	**19,276**

Canada

Streams and royalties on Canadian mines contributed 31% more gold equivalent ounces to Sandstorm when compared to the second quarter of 2021. The change is primarily due to an increase in royalty revenue from the Diavik mine in the Northwest Territories, driven by diamond price increases and the timing of sales, and an increase in ounces received from the Black Fox mine. The increase was partially offset by a decrease in royalty revenues from the Bracemac-McLeod mine in Québec, which is in the process of winding down operations.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 32% more gold equivalent ounces when compared to the second quarter of 2021. The change was primarily driven by an increase in the ounces received from the Mercedes mine, which commenced making deliveries to Sandstorm in April 2022. The increase was partially offset by a decrease in ounces received from the Santa Elena mine, partly due to mining activity on concessions not subject to the gold stream.

South America

Operations in South America contributed 15% less gold equivalent ounces sold when compared to the second quarter of 2021. The decrease was driven, in part, by a decrease in royalty revenue received from the Aurizona mine in Brazil. As well, in the second quarter 2021, the Company recognized a gain on the revaluation of the financial instrument related to the Vale Royalties purchased in June 2021, resulting in higher attributable gold equivalent ounces for the comparative period in 2021. The decrease was partially offset by an increase in gold equivalent ounces sold from the Chapada mine in Brazil, and an increase in royalty revenue from the Fruta del Norte mine.

Other

Streams and royalties on mines in other countries contributed 87% more gold equivalent ounces sold when compared to the second quarter of 2021. This change is primarily due to an increase in ounces sold from the Vatukoula mine in Fiji, which commenced making deliveries to Sandstorm in December 2021, and an increase in royalty revenue from the Houndé mine in Burkina Faso. The increase was partially offset by a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, August 12, 2022 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 03581019
Webcast URL: **https://bit.ly/3yRtyWU**

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital. Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry. Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests for the period by the average realized gold price per ounce from the Company's gold streams for the same respective period. The Company presents attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company's gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS financial measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Refer to pages 36–39 of the Company's MD&A for the period ended June 30, 2022, which is available on SEDAR at www.sedar.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

ERFAN KAZEMI
CHIEF FINANCIAL OFFICER

604 689 0234

MARK KLAUSEN
INVESTOR RELATIONS

604 628 1164

SANDSTORM
GOLD ROYALTIES

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the Nomad Acquisition announced on May 2, 2022, Sandstorm will hold a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the impact of general business and economic conditions; the properties underlying the Nomad Acquisition, the mines underlying the BaseCore Transaction; the expectation that the various closing conditions of the Hod Maden transaction will be met; the expectation that the Hod Maden transaction with Horizon will close; the expectations regarding whether the proposed Nomad Acquisition will be consummated, including whether conditions to the consummation of the Nomad Acquisition will be satisfied, or the timing for completing the Nomad Acquisition; the expectations regarding the potential benefits and synergies of the proposed Nomad Acquisition and the BaseCore Transaction (collectively "The Transactions") and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; management's expectations regarding Sandstorm's growth; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.